July 26, 2016

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ivan Griswold
Maryse Mills-Apenteng
Frank Knapp
Craig Wilson

Re:	Talend S.A.
Registration Statement on Form F-1
File No. 333-212279
Acceleration Request
	Requested Date:	July 28, 2016
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Talend S.A. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-l (File No. 333-212279) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  To the extent the underwriters sell more than 5,250,000 American Depositary Shares (“ADSs”), the underwriters have the option to purchase up to an additional 787,500 ADSs, consisting of 456,852 additional ADSs from the Company and 330,648 ADSs from the selling shareholder identified in the prospectus. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597 or Andrew Hoffman at (650) 849-3240.

In connection with the acceleration request, the Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,
Talend S.A.

/s/ Michael Tuchen

Michael Tuchen
Chief Executive Officer

cc:	Michael Tuchen, Talend S.A.
Thomas Tuchscherer, Talend S.A.
Aaron Ross, Talend S.A.
Mark B. Baudler, Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP
Grégoire Menou, KPMG S.A.
Jacques Pierre, KPMG S.A.